Filed by Atlantic Capital Bancshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Security Group, Inc.

Commission File No.: 000-49747

Date: April 1, 2015

April 1, 2015

To Our Shareholders:

You may have heard that Atlantic Capital Bancshares, Inc. will acquire First Security Group, Inc. (NASDAQ: FSGI), a bank holding company that is headquartered in Chattanooga, TN and is the parent company of FSGBank, N.A. The following link will take you to our website to view the press release announcing the merger: http://atlanticcapitalbank.com/press.

The merger will result in a $2.4 billion-asset commercial banking company with operations in Atlanta, Chattanooga and Knoxville. Our headquarters will remain in Atlanta, and we will maintain corporate offices in both Atlanta and Chattanooga.

Concurrent with the transaction’s closing, expected in the fourth quarter of this year, Atlantic Capital intends to register our shares with the SEC and seek a listing on NASDAQ.

This is great news for our banking family and the next phase in the development of our original vision when we started in May of 2007. First Security’s experience in small business and specialty commercial lending will be an ideal complement to Atlantic Capital’s corporate banking and commercial real estate expertise. We will be larger and more financially flexible, with a stronger platform for building a premier financial institution in the Southeast focused on serving business and private banking clients.

Our first priority is to better serve our clients. Our capabilities will improve from the new expertise being brought on board and we will continue the same personalized service we provide today.

Please visit the Investor Relations page on our website to read more about our merger agreement with First Security. If you have any questions, feel free to contact Doug Williams at (404) 995-6050 or via e-mail at doug.williams@atlcapbank.com.

We are excited about the opportunity to provide even greater value for our shareholders. You have been a part of this vision from the start and we would like to thank you for your continued support of and confidence in Atlantic Capital Bank.

Respectfully,

Douglas L. Williams President and Chief Executive Officer Atlantic Capital Bancshares, Inc.	Walter M. Deriso, Jr. Chairman, Board of Directors Atlantic Capital Bancshares, Inc.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, including but not limited to those regarding the proposed merger between Atlantic Capital Bancshares, Inc. (“Atlantic Capital”) and First Security Group, Inc. (“First Security”) (the “Merger”) and the transactions related thereto. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: (1) the businesses of Atlantic Capital and First Security may not integrate successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the expected growth opportunities and costs savings from the transaction may not be fully realized or may take longer to realize than expected; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons, including issues arising in connection with integration of the two banks; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (7) Atlantic Capital’s shareholders or First Security’s stockholders may fail to approve the transaction; (8) reputational risks and the reaction of the companies’ customers to the transaction; (9) diversion of management time on Merger related issues; (10) changes in asset quality and credit risk; (11) the cost and availability of capital; (12) customer acceptance of the combined company’s products and services; (13) customer borrowing, repayment, investment and deposit practices; (14) the introduction, withdrawal, success and timing of business initiatives; (15) the impact, extent, and timing of technological changes; (16) catastrophic events in our geographic area; (17) a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results; (18) the U.S. legal and regulatory framework, including those associated with the Dodd Frank Wall Street Reform and Consumer Protection Act, could adversely affect the operating results of the combined company; (19) the interest rate environment may compress margins and adversely affect net interest income; (20) competition from other financial services companies in the companies’ markets could adversely affect operations; and (21) Atlantic Capital may not be able to raise sufficient financing to consummate the Merger. Additional factors that could cause First Security’s results to differ materially from those described in the forward-looking statements can be found in First Security’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Atlantic Capital, First Security or the proposed Merger or other matters and attributable to Atlantic Capital, First Security or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Atlantic Capital and First Security do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Atlantic Capital intends to file with the Securities and Exchange Commission (“SEC”) a Form S-4 (the “Registration/Joint Proxy Statement”) which will include a registration statement and prospectus with respect to Atlantic Capital’s shares to be issued in the Merger and a joint proxy statement of First Security and Atlantic Capital in connection with the Merger between Atlantic Capital and First Security. The definitive Registration/Joint Proxy Statement will contain important information about the proposed Merger and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration/Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed by Atlantic Capital or First Security with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration/Joint Proxy Statement from Atlantic Capital by contacting Carol Tiarsmith, Executive Vice President and Chief Financial Officer, Atlantic Capital Bancshares, Inc. 3525 Piedmont Road, NE, Suite 500, Atlanta, Georgia 30305, telephone: (404) 995-6050. Documents filed with the SEC by First Security will be available free of charge from First Security by contacting John R. Haddock, Executive Vice President and Chief Financial Officer, First Security Group, Inc., 531 Broad Street, Chattanooga, Tennessee, telephone: (423) 266-2000.

PARTICIPANTS IN THE SOLICITATION

Atlantic Capital, First Security, and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Atlantic Capital and the stockholders of First Security in connection with the proposed Merger. Information about the directors and executive officers of Atlantic Capital will be included in the joint proxy statement/prospectus for the proposed transaction. Information about the directors and executive officers of First Security is included in the proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 23, 2014. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.